

July 2, 2019

Ira Robbins
Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

> **Re: Valley National Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-11277**

Dear Mr. Robbins:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Financial Services